NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)

Condensed Consolidated Interim Financial Statements

Nine Months Ended September 30, 2011

Expressed in Canadian Dollars

Notice to Reader of the Unaudited Interim Financial Statements
for the nine months ended September 30, 2011

In accordance with National Instrument 51-102, of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim financial statements.

The unaudited interim financial statements of North American Nickel Inc. (the “Company”) for the nine month period ended September 30, 2011 (“Financial Statements’) have been prepared by management. The Financial Statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2010, which are available at the SEDAR website at www.sedar.com. The Financial Statements are stated in Canadian dollars, unless otherwise indicated, and are prepared in accordance with International Financial Reporting Standards (“IFRS”).

NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Financial Position
(Expressed in Canadian Dollars - unaudited))
		September 30,	December 31,
	Notes	2011	2010
			(Note 16)
ASSETS
Current assets
Cash	4	$2,318,319	$659,227
Marketable securities		-	—
Receivables	5	91,585	26,965
Prepaid expenses and deposits		7,906	—

Total current assets		2,417,810	686,192

Non-current assets
Property, plant and equipment	6	10,952	—
Exploration and evaluation assets	7	5,594,054	677,718

Total non-current assets		5,605,006	677,718

Total assets		$8,022,816	$1,363,910

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	8	$325,866	$129,527
Total current liabilities		325,866	129,527

Non-current liabilities
Taxes payable		2,153
Future income tax liability	11	62,063	—

Total non-current liabilities		64,216	—

Total liabilities		390,082	129,527
SHAREHOLDERS’ EQUITY
Share capital — preferred	9c	604,724	604,724
Share capital — common	9b	18,067,026	14,705,609
Contributed surplus	9f	3,919,342	182,500
Accumulated other comprehensive loss/income		-	—
Deficit		(14,958,358)	(14,258,450)

Total shareholders’ equity		7,632,734	1,234,383

Total equity		7,632,734	1,234,383
Total liabilities and equity		$8,022,816	$1,363,910

APPROVED BY THE DIRECTORS:

       Rick Mark        Edward D. Ford

The accompanying notes are integral part of these consolidated financial statements

NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Comprehensive Loss/Income
(Expressed in Canadian Dollars - unaudited)
For the nine months ended September 30, 2011
		Three Months Ended		Nine Months Ended
		September 30,	September 30,	September 30,	September 30,
		2011	2010	2011	2010
Notes			(Note 16)		(Note 16)

Expenses
Amortization		$563	$—	$908	$—
Consulting	10	16,271	8,409	41,544	32,484
Filing fees		15,713	19,466	62,392	37,832
Investor relation		24,467	8,428	36,671	17,836
General and administrative		16,576	(5,677)	24,981	39,042
Management fees	10	27,000	15,000	81,000	31,000
Marketing and corporate communications		3,000	—	3,000	—
Part X11.6 tax		1,449	—	2,153	—
Professional fees		21,120	—	95,270	68,359
Property investigation		995	—	4,845	1,450
Salaries		14,219	7,500	36,239	12,500
Stock-based compensation		275,000	147,500	372,750	147,500
Travel and accommodation		3,553	—	11,896	—

Loss before other items		(419,925)	(200,626)	(773,648)	(388,003)
Other items:
Impairment of mineral property and deferred exploration costs (Note 4)		—	—	—	(91,000)
Sale of investment gain/(loss)		—	—	—	96,749

Loss before income taxes		(419,925)	(200,626)	(773,648)	(382,254)
Future income tax recovery (expense)		45,364	—	73,740	—

Net loss for the period		$(374,561)	$(200,626)	$(699,908)	$(382,254)

Other comprehensive (loss) income
Unrealized loss on marketable securities		$—	$—	$—	$—

Reversal of accumulated other comprehensive income upon sale of subsidiary		—	—	—

Total other comprehensive (loss) income		—	—	—	—
Total comprehensive loss for the period		$(374,561)	$(200,626)	$(699,908)	$(382,254)

Loss per common share — basic and diluted		$(0.01)	$(0.01)	$(0.02)	$(0.03)

Weighted average number of common shares outstanding
- basic and diluted		52,726,073	32,746,730	43,571,377	14,788,836

The accompanying notes are integral part of these consolidated financial statements

NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Changes In Equity
(Expressed in
Canadian Dollars -
unaudited)
For the nine months
ended September 30,
2011
				Accumulated other
	Number of shares	Share capital	Contributed surplus	comprehensive loss	Deficit	Total

Balance at January 1, 2010	6,046,454	$13,649,333	$-	$24,525	$(13,728,642)	$(54,784)
Loss for the nine months	—	—	—	—	(382,254)	(382,254)
Share capital issued private placement	20,000,000	1,100,000	—	—	—	1,100,000
Shares issued to acquire mineral properties	7,150,000	429,000				429,000
Shares issued for debt	2,640,000	132,000				132,000
Stock options issued			147,500			147,500
Reversal of accumulated other comprehensive income
upon sale of subsidiary	—	—	—	(2,616)	—	(2,616)
Available-for-sale investment	—	—	—	(21,909)	—	(21,909)

Balance at September 30, 2010	35,836,454	15,310,333	147,500	—	(14,110,896)	1,346,937
Shares issued to acquire mineral properties	—	—	—	—	—	—
Shares issued for debt	—	—	—	—	—	—
Share capital issued private placement	—	—	35,000	—	—	35,000
Loss for the three months	—	—	—	—	(147,554)	(147,554)

Balance at December 31, 2010	35,836,454	15,310,333	182,500	—	(14,258,450)	1,234,383
Loss for the period	—	—	—	—	(699,908)	(699,908)
Share capital issued private placement	15,545,463	3,089,399	—	—	—	3,089,399
Shares issued to acquire mineral properties	950,000	57,000	—	—	—	57,000
Shares issued for finders fee	200,000	28,000	—	—	—	28,000
Stock options issued	—	—	460,250	—	—	460,250
Warrants exercised	3,005,000	300,500	—	—	—	300,500
Warrants issued	—	—	3,276,592	—	—	3,276,592
Share issue costs	126,000	(113,482)	—	—	—	(113,482)

Balance at September 30, 2011	55,662,917	18,671,750	$3,919,342	$-	(14,958,358)	7,632,734

The accompanying notes are integral part of these consolidated financial statements.

NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Cash Flows
(Expressed in Canadian Dollars - unaudited)
For the nine months ended September 30, 2011
	Three Months Ended			Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
OPERATING ACTIVITIES
Net loss for the period	$(374,561)	$(200,626)	$(699,908)	$(382,254)
Items not affecting cash
Sale of investment gain/(loss)	—	—	—	(67,880)
Amortization	563	—	908	—
Stock-based compensation	275,000	147,500	372,750	147,500
Future income tax recovery	(45,364)	—	(73,740)	—
Impairment of mineral properties and deferred
exploration costs	—	—	—	91,000

	(144,362)	(53,126)	(399,990)	(211,634)
Changes in non-cash working capital items:
Receivables	(26,648)	(6,663)	(64,620)	(9,946)
Prepaid expenses	1,090	(823)	(7,906)	(823)
Trade payables and accrued liabilities	220,795	(110,017)	212,527	(4,112)
Taxes payable	1,449		2,153
Due to related parties	11,323	13,030	(16,188)	13,030

Cash used in operating activities	63,647	(157,599)	(274,024)	(213,485)

INVESTING ACTIVITIES
Expenditures on mineral properties and deferred exploration costs	(1,134,180)	(45,615)	(1,531,836)	(166,767)
Proceeds from sale of investment	—	—	—	52,606
Purchase of equipment	(5,360)	—	(11,860)	—

Cash used in investing activities	(1,139,540)	(45,615)	(1,543,696)	(114,161)

FINANCING ACTIVITIES
Proceeds on issuance of common shares	300,500	39,000	3,341,009	1,100,000
Future income tax liability	—	—	135,803	—
Cash used in financing activities	300,500	39,000	,476,812	1,100,000

Total increase (decrease) in cash during the period	(775,393)	(164,214)	1,659,092	772,355
Cash at beginning of period	3,093,712	953,084	659,227	16,515
Cash at end of period	$2,318,319	$788,870	$2,318,319	$788,870

Cash paid for:
Interest	$—	$—	$—	$—

Income taxes	$—	$—	$—	$—

Supplemental cash flow information — (Note 14)

The accompanying notes are integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (formerly Widescope Resources Inc.) (the“Company”) was incorporated on September 23, 1983, under the laws of the province of British Columbia, Canada. The head office, principal address and records office of the Company are located at Suite 301 – 260 West Esplanade, North Vancouver, British Columbia, Canada, V7M 3G7.

The Company’s principal business activity is the exploration and development of mineral properties in Canada and Greenland. The Company has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral property costs is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

On April 7, 2010, and effective May 31, 2010, the Company entered into a Stock Purchase Agreement (the “Purchase Agreement”) whereby it agreed to sell its 65.42% interest in Outback Capital Inc. dba Pinefalls Gold (“PFG”), a private Alberta exploration company. On April 19, 2010, the Company changed its name from Widescope Resources Inc. to North American Nickel Inc., consolidated its common share capital on a 1:2 basis, whereby each two old shares were exchanged for one new share, and increased its authorized capital from 100,000,000 common             shares without par value to an unlimited number of common shares without par value (Note 9). All references to common shares, stock options, warrants and weighted average number of shares outstanding in these consolidated financial statements retroactively reflect the share consolidation.

These unaudited condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The condensed interim financial statements were authorized for issue on November 24, 2011 by the Board of Directors of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Statement of compliance and conversion to International Financial Reporting Standards

The consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Therefore, these financial statements comply with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”.

This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2010. However, this interim financial report, being the first nine month IFRS financial report, provides selected significant disclosures that are required in the annual financial statements under IFRS. The disclosures concerning the transition from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS are provided in Note 16.

Basis of preparation
These condensed consolidated interim financial statements have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in Canadian dollars, unless otherwise noted, which is the Company’s functional currency.

Basis of consolidation
These interim financial statements ending September 30, 2011 include only the accounts of the Company and the comparative periods include the Company and the total operating activities of its 65.42% owned subsidiary, PFG, up to May 31, 2010, when PFG was sold. All intercompany balances and transactions have been eliminated on consolidation.

Estimates, assumptions and measurement uncertainty
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Areas requiring significant use of estimates by management relate to going concern assessments, determining the carrying value and or impairment of mineral properties, determining the fair values of marketable securities and stock-based payments, asset retirement obligations, financial instruments and tax rates used to calculate future income tax balances.

Exploration and evaluation expenditures
Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Exploration and evaluation expenditures – cont’d
Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

The Company may occasionally enter into farm-out arrangements, whereby the Company will transfer part of the mineral interest, as consideration, for an agreement by the farmee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the farmee on its behalf. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess cash accounted for as a gain on disposal.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the statement of comprehensive loss/income.

Restoration and environmental obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Restoration and environmental obligations (cont’d)
The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

Impairment of assets
Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end. Other non-financial assets, including exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

An impairment loss is charged to the profit or loss, except to the extent they reverse gains previously recognized in other comprehensive loss/income.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Financial instruments (cont’d)

Non-derivative financial liabilities are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether impairment has arisen.

Loss per share
Basic loss per share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings / loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive instruments were converted.

Income taxes
Income tax expense comprises of current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss/income.

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax is provided using the balance sheet method of temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Income taxes (cont’d)

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Share-based payments
Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss/income over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss/income over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss/income over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss/income, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods and services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share based payments are reflected in contributed surplus, until exercised. Upon exercise shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital along with any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

Share capital
Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, preferred shares, share warrants and flow-through shares are classified as equity instruments.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Share capital (cont’d)

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Flow-through shares

The Company will from time to time, issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through share proceeds.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

Property, plant and equipment
Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income and comprehensive income during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation and amortization are calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The depreciation and amortization rates applicable to each category of property, plant and equipment are as follows:

Class of property, plant and equipment	Depreciation rate
Driling and exploration equipment	20%
Computer software	50%

3.	ACCOUNTING STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

Amendments to IFRS 7 “Financial Instruments: Disclosures”

This amendment increases the disclosure required regarding the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period. This amendment is effective for annual periods beginning on or after July 1, 2011.

New standard IFRS 9 “Financial Instruments”
This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment: however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirments for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. This new standard is effective for annual periods beginning on or after January 1, 2015.

New standard IFRS 10 “Consolidated Financial Statements”
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

New standard IFRS 11 “Joint Arrangements”
IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.

New standard IFRS 12 “Disclosure of Interests in Other Entities”
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

3. ACCOUNTING STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE – cont’d

New standard IFRS 13 “Fair Value Measurement”
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosure.

Amendments to other standards
In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 9 to 13 and the amendments to other standards, is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its condensed interim financial statements or whether to early adopt any of the new requirements.

4. CASH AND CASH EQUIVALENTS

Cash at banks and on hand earns interest at floating rates based on daily bank deposit rate.

5. ACCOUNTS RECEIVABLE

	September 30,	December 31,
	2011	2010
HST/GST Receivable	$91,585	$26,965

6.	PROPERTY, PLANT AND EQUIPMENT

	Exploration			Exploration
	Equipment	Computer Software		Equipment	Computer Software
Cost:			Cost:
At December 31, 2010	$-	$-	At January 1, 2010	$-	$—
Additions	6,500	5,360	Additions	-	—
Disposals			Disposals

At September 30, 2011	$6,500	$5,360	At December 31, 2010	$-	$—

Amortization:			Amortization:
At December 31, 2010	$-	$-	At January 1, 2010	$-	$—
Charge for the period	673	235	Charge for the period	-	—
Eliminated on disposal			Eliminated on disposal

At September 30, 2011	673	235	At December 31, 2010	-	—

Net book value:			Net book value:
At December 31, 2010	-	-	At January 1, 2010	-	—

At September 30, 2011	$ 5,827	$5,125	At December 31, 2010	$ —	$ —

7. EXPLORATION AND EVALUATION ASSETS

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS
			Canada					Greenland

	Post Creek Property	Woods Creek Property	Halcyon Property	Bell Lake Property	Thompson North	South Bay Property	Cedar Property	Maniitsoq Property	Total
Mineral Properties Acquisition
Balance, December 31, 2010	$44,000	$19,000	$33,000	$43,000	$120,333	$120,333	$120,333	$—	$499,999

Acquisition costs — cash	30,000	15,000	25,000	25,000	—	—	—	300,000	395,000
Acquisition costs — Shares	18,000	9,000	12,000	18,000	—	—	—	3,240,000	3,297,000

Balance, September 30, 2011	$92,000	$43,000	$70,000	$86,000	$120,333	$120,333	$120,333	$3,540,000	$4,191,999

Expenditures (recoveries)
Balance, December 31, 2010	$153,309	$20,341	$—	$560	$585	$2,523	$400	$—	$177,718
Administration	—	—	—	—	—	—	—	166	166
Assay and sampling (recovery)	15,251	—	—	—	—	—	—	606	15,857
Automobile costs	9,783	80	630	170	—	—	—	—	10,663
Claim fees/ Assessment fees	—	—	—	—	33,330	—	—	—	33,330
Consulting services	186,205	4,198	12,015	6,779	37,270	120	2,000	26,809	275,396
Drilling expenses (recovery)	46,480	—	—	—			—	—	46,480
Equipment and supplies	16,716	1,663	1,662	1,662	—	—	—	4,081	25,784
Equipment rental	29,472	—	—	—	—	—	—	—	29,472
Licenses and fees	—	—	—	434	44,659	—	—	19,480	64,573
Line cutting costs	25,500	—	4,500	—	—	—	—	—	30,000
Shipping and printing costs	992	—	—	312	—	—	—	11,329	12,633
Survey costs	134,787	—	21,492	11,912	—	—	—	394,622	562,813
Stock-based compensation (note 11)	87,500	—	—	—			—	—	87,500
Telephone	—	—	—	—	—	—	—	736	736
Travel and accomodation	6,220	—	—	—	—	—	—	22,714	28,934

Recoveries	—	—		—	—	—	—	—	—
	558,905	5,940	40,299	21,270	115,259	120	2,000	480,543	1,224,337
Balance, September 30, 2011	712,215	26,281	40,299	21,830	115,844	2,643	2,400	480,543	1,402,055

Total, Balance September 30, 2011	$804,215	$69,281	$110,299	$107,830	$236,177	$122,976	$122,733	$4,020,543	$5,594,054

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

7.	EXPLORATION AND EVALUATION ASSETS – cont’d
Post Creek

On December 23, 2009 the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario, and paid a non-refundable deposit of $7,500.

Post Creek
On April 5, 2010 the Company entered into an option agreement to acquire a 100% interest in the Post Creek Property and agreed to the following consideration:

Date	Cash	Shares	Exploration
			requirements
On or before April 5,	$12,500	400,000
2010 (paid and issued)
On or before April 5,	$30,000	300,000	$15,000	Exploration
2011 (paid and issued)				requirements to
				date $624,715
On or before April 5, 2012	$50,000	300,000	$15,000
On or before April 5, 2013	$50,000	—	$15,000

During the nine month period ended September 30, 2011, the Company incurred exploration costs (excluding capitalized stock-based compensation of $87,500) totalling $471,405 (March 31, 2010 — $Nil) in deferred exploration costs on the Post Creek Property.

The Company’s interest is subject to a 2.5% NSR, of which 1.5% can be repurchased by the Company for $1,500,000. Commencing August 1, 2013, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR.

Woods Creek

On December 23, 2009 the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Woods Creek Property located within the Sudbury Mining District of Ontario and paid a non-refundable deposit of $2,500.

On April 5, 2010, the Company entered into an option agreement to acquire up to a 100% interest in the Woods Creek Property and agreed to the following consideration:

Date	Cash	Shares	Exploration
			requirements
On or before April 5, 2010 (paid and issued)	$7,500	150,000
On or before April 5, 2011 (paid and issued)	$15,000	150,000	$24,000	Exploration
				requirements to
				date $26,281
On or before April 5, 2012	$20,000	—	$24,000
On or before April 5, 2013	$45,000	—	$24,000

7.	EXPLORATION AND EVALUATION ASSETS – cont’d

During the nine month period ended September 30, 2011, the Company incurred $5,940 (March 31, 2010 — $Nil) in deferred exploration costs on the Woods Creek Property.

The Company’s interest is subject to a 2.5% NSR, of which 1.5% can be repurchased by the Company for $1,500,000. Commencing August 1, 2013, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $5,000 per annum, which will be deducted from any payments to be made under the NSR.

Halcyon
On April 5, 2010, the Company entered into an option agreement to acquire up to a 100% interest in the Halcyon Property located Ontario and agreed to the following consideration:

Date	Cash	Shares	Exploration
			requirements
On or before April 5, 2010 (paid and issued)	$15,000	300,000
On or before April 5, 2011 (paid and issued)	$25,000	200,000	$22,000	Exploration requirements to date $40,299
On or before April 5, 2012	$35,000	200,000	$22,000
On or before April 5, 2013	$35,000	-	$22,000

During the nine month period ended September 30, 2011, the Company incurred $40,299 (March 31, 2010 — $Nil) in deferred exploration costs on the Halcyon Property.

The Company’s interest is subject to a 2.5% NSR, of which 1.5% can be repurchased by the Company for $1,500,000. Commencing August 1, 2013, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

Bell Lake

On April 5, 2010, the Company entered into an option agreement to acquire up to a 100% interest in the Bell Lake Property located in Ontario, and agreed to the following consideration:

Date	Cash	Shares	Exploration
			requirements
On or before April 5, 2010 (paid and issued)	$25,000	300,000
On or before April 5, 2011 (paid and issued)	$25,000	300,000	$—
On or before April 5, 2012	$40,000	400,000	$—
On or before April 5, 2013	$40,000	-	$—
On or before April 5, 2014	$80,000	-	$—

During the nine month period ended September 30, 2011, the Company incurred $21,270 (March 31, 2010 — $Nil) in deferred exploration costs on the Bell Lake Property.

The Company’s interest is subject to a 2.5% NSR, of which 1.5% can be repurchased by the Company for $1,500,000. Commencing August 1, 2014, once the Company exercises its option, the Company will be obligated to pay advances on the NSR of $5,000 per annum, which will be deducted from any payments to be made under the NSR.

7.	EXPLORATION AND EVALUATION ASSETS – cont’d

Manitoba Nickel
On April 5, 2010, the Company entered into a purchase and sale agreement, with a company with directors in common, to acquire a 100% interest in the Thompson North, South Bay and Cedar Lake properties located in Manitoba, and agreed to consideration of $1,000 cash (paid) and 6,000,000 common shares (issued).The Company’s interest is subject to a 2% NSR, of which 1% can be repurchased by the Company for $1,000,000.

(a)	Thompson North Property

During the nine month period ended September 30, 2011, the Company incurred $115,259 (March 31, 2010 — $Nil) in deferred exploration costs on the Thompson North Property.

(b)	South Bay Property

During the nine month period ended September 30, 2011, the Company incurred $120 (March 31, 2010 — $Nil) in deferred exploration costs on the South Bay Property.

(c)	Cedar Property

During the nine month period ended September 30, 2011, the Company incurred $2,000 (March 31, 2010 — $Nil) in deferred exploration costs on the Cedar Property.

Maniitsoq — Greenland
On June 15, 2011, the Company paid a license fee on the Maniitsoq property in Greenland. The Company has certain obligations regarding expenditures and reporting, under the terms of the license for fiscal 2011 and 2012.

In conjunction with acquisition of the Maniitsoq Mineral Exploration Licence, the Company has entered into an arm’s length Intellectual Property and Data Acquisition Agreement (the “IP Acquisition Agreement”) with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell the IP Rights to the Company in consideration for the Company paying $300,000 in cash ($150,000 to each of Hunter and Spar which is paid) and the issuing of 12,960,000 share purchase warrants, 6,480,000 to each of Hunter and Spar exercisable for a period of five years. The warrants are exercisable at the following prices, 4,750,000 of the warrants are at a price of $0.50 per share, 4,750,000 of the warrants are at a price of $0.70 per share and 3,460,000 of the warrants are at a price of $1.00 per share. The warrants are subject to an accelerated exercise provision in the event the Company relinquishes its interests in the Maniitsoq Licences or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants have been recorded at a fair value of $3,240,000 using the Black-Scholes option-pricing model. Granting to each of Hunter and Spar or their designates a 1.25% net smelter returns royalty, subject to rights of NAN to reduce both royalties to a 0.5% net smelter returns royalty upon payment to each of Hunter and Spar (or their designates) of $1,000,000 on or before the 60th day following a decision to commence commercial production on the mineral properties. On August 30, 2011 the Company issued 200,000 common shares at $.14 per share for a value of $28,000 as a finder’s fee on the Greenland project.

During the nine month period ended September 30, 2011, the Company incurred $480,543 (March 31, 2010 — $Nil) in deferred exploration costs on the Maniitsoq Property.

8. TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30,	December 31,
	2011	2010
Trade payables	$254,710	$3,253
Amounts due to related parties (Note 10)	70,906	$87,094
Accrued liabilities	249	39,180

	$325,866	$129,527

9. SHARE CAPITAL

a)	The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

b) Common shares issued and outstanding

	Number of
	Shares	Amount

Balance — December 31, 2010	35,231,730	$14,705,609
Shares issued for private placements	15,545,463	3,089,399
Shares issued for mineral properties - non-cash	950,000	57,000
Shares issued for finders fee	200,000	28,000
Shares issued for warrant exercises	3,005,000	300,500
Share issue costs	126,000	(113,482)
Stock-based compensation	—	—

Balance — September 30, 2011	55,058,193	$18,067,026

9. SHARE CAPITAL – cont’d

Effective April 19, 2010, the Company consolidated its common share capital on a 1:2 basis, whereby each two old shares are equal to one new share and increased its authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value. All references to common shares, stock options, warrants and weighted average number of shares outstanding in these consolidated financial statements reflect the share consolidation.

Nine month period ended September 30, 2011:

The Company issued 950,000 common shares at a fair value of $57,000 for the acquisition of mineral properties (Note 7).

The Company issued 4,545,463 common shares for a private placement of flow-through shares at $0.22 per share. On issuance, the Company bifurcated the flow-through share into i) a flow-through share premium $135,802.72, investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital $864,199.14.

The Company issued 11,000,000 common shares for a private placement at $0.20 per share and issued 126,000 common shares at $0.20 per share for finder’s fees.

The Company issued 200,000 common shares for a finders fee on the Maniitsoq Property at $0.14 per share.

On August 26, 2011 the Company issued 2,000,000 common shares for warrant exercises at $0.10 per share for net proceeds of $200,000.

On September 9, 2011 the Company issued 5,000 common shares for a warrant exercise at $0.10 per share for net proceeds of $500.

On September 26, 2011 the Company issued 1,000,000 common shares for a warrant exercise at $0.10 per share for net proceeds of $100,000.

c)	Preferred shares issued and outstanding

At September 30, 2011, there are 604,724 (December 31, 2010 – 604,724) preferred common             shares outstanding. The rights and restrictions of the preferred shares are as follows:

i) dividends shall be paid at the discretion of the directors;

ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;

iii) the shares are convertible at any time; and

iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.90.

9. SHARE CAPITAL – cont’d

d)	Warrants

A continuity schedule of outstanding common share purchase warrants at September 30, 2011 is as follows:

	September 30, 2011		December 31, 2010
		Weighted Average		Weighted Average
	Number Outstanding	Exercise Price	Number Outstanding	Exercise Price
		$		$
Outstanding, beginning of period	10,000,000	0.10	—	—
Granted	24,203,950	0.54	10,000,000	0.10
Exercised	(3,005,000)	0.10	—	—

Outstanding, end of period	31,198,950	$0.44	10,000,000	$0.10

At September 30, 2011, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date	Exercise Price	Weighted Average remaining contractual life (in years)
6,995,000	Dec-28-2012	0.10	1.25
11,243,950	Nov-24-2012	0.35	1.15
3,460,000	Aug-30-2016	1.00	4.92
4,750,000	Aug-30-2016	0.50	4.92
4,750,000	Aug-30-2016	0.70	4.92
31,198,950			2.74

e) Stock options

The Company has entered into a Stock Option Plan (the “Plan”), providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the Plan, the exercise price of each option equals the market price or a discounted price of the Company’s stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

The changes in stock options during the nine month period ended September 30, 2011 and the year ended December 31, 2010 are as follows:

e)	Stock options con’t

	September 30, 2011		December 31, 2010
		Weighted Average		Weighted Average
	Number Outstanding	Exercise Price	Number Outstanding	Exercise Price
Outstanding, beginning of period	3,300,000	$0.10	—	$—
Granted	1,950,000	0.24	3,300,000	0.10

Outstanding, end of period	5,250,000	$0.15	3,300,000	$0.10

The weighted average fair value at grant date of options granted during the period ended September 30, 2011 was $0.15 per option (December 31, 2010 $0.10)

Details of options outstanding as at September 30, 2011 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price	Weighted Average remaining contractual life (in years)
2,950,000	2,950,000	August 27, 2015	$0.10	3.91
150,000	150,000	November 25, 2015	0.10	4.16
200,000	200,000	December 15, 2015	0.10	4.21
150,000	150,000	May 24, 2016	0.20	4.65
350,000	350,000	June 29, 2016	0.20	4.75
1,450,000	1,450,000	September 6, 2016	0.25	4.94
5,250,000	5,250,000			2.93

f) Stock-based Compensation

The Company granted 1,950,000 stock options to directors, employees and consultants with the maximum term of 5 years. The Company calculates the fair value of all stock options using the Black-Scholes option pricing model. The Company granted 500,000 exercisable options with an exercise price of $0.20 for a fair value of $97,750 which was expensed and granted 1,450,000 exercisable options with an exercise price of $0.25 for a fair value of $362,500 of which $275,000 was expensed and $87,500 was capitalized. The fair value was calculated, on 243,950 brokers warrants at an exercise price of $0.35 per share and a term of 1.5 years, which was $36,592 and capitalized. The fair value was calculated on 12,960,000 share purchase warrants at an exercise price of $0.50 on 4,750,000, $0.70 on 4,750,000 and $1.00 on 3,460,000 all with a 5 year term for an amount of $3,240,000 which has been capitalized.

9. SHARE CAPITAL – cont’d

f) Stock-based Compensation

The fair value of employee and non-employee stock options granted in the nine month period ending September 30, 2011 was calculated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	September 30, 2011	September 30, 2010
Expected dividend yield	0%	0%
Expected share price volatility	639.08% — 767.95%	881.82%
Risk-free interest rate	1.57% — 2.57%	2.41%
Expected life of options	1.5 and 5 years	5 years

10.	RELATED PARTY TRANSACTIONS
Related party balances
The following amounts due to related parties are included in trade payables and accrued liabilities:

	September 30,	December 31,
	2011	2010
Directors and companies controlled by directors of the Company	$70,906	$87,094

	$70,906	$87,094

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

Key management personnel compensation

	Nine month periods ended
	September 30,	September 30,
	2011	2010
Geological consulting fees — expensed	$21,517	$1,167
Geological consulting fees — capitalized	19,983	16,333
Management fees — expensed	81,000	45,000
Stock-based compensation	150,000	—
	$272,500	$62,500

11.	INCOME TAX EXPENSE AND DEFERRED TAX ASSETS AND LIABILITIES

a)	Provision for current tax

Flow-through common shares require the Company to spend an amount equivalent to the proceeds of the issued flow-through common shares on Canadian qualifying exploration expenditures. The Company may be required to indemnify the holders of such shares for any tax and other costs payable by them in the event the Company has not made the required exploration expenditures.

During the nine months ended September 30, 2011, the Company received $1,000,001.86 from the issue of flow-through shares. These amounts will not be available to the Company for future deduction from taxable income. Effective September 30, 2011, the Company renounced $542,992 to the subscribers under the look-back rule and has incurred $135,748 in deferred tax expense which has not been booked due to the losses to apply against the amount. The Company has booked an amount of $2,153 which is due regarding the Part Xii.6 tax generated on the renounced expenditures at the period ending September 30, 2011.

Under the IFRS framework, the increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or “premium”, are recorded as a deferred charge. When expenditures are renounced, a deferred tax liability is recognized and the deferred charge is reversed. The net amount is recognized as deferred tax expense. Under IFRS requirements, the Company will record a $135,802 decrease to share capital, a premium liability of $62,063 and a deferred income tax recovery of $73,740.

b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at September 30, 2011, the Company has approximately $572,000 in non-capital losses that can be offset against taxable income in future years which began expiring at various dates commencing in 2009, and approximately $157,000 in capital losses which may be available to offset future taxable capital gains which can be carried forward indefinitely. The potential future tax benefit of these losses has not been recorded as a full-future tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses.

12.	CAPITAL MANAGEMENT

The Company manages its capital structure, which consists of share and working capital, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing cash and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire interests in additional properties.

12.	CAPITAL MANAGEMENT – cont’d

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size and nature of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2011. The Company is not exposed to externally imposed capital requirements.

13.	FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash, receivables, marketable securities, trade payables, accrued liabilities and due to related parties. The carrying value of these financial instruments approximates their fair value. Cash is measured based on Level 1 inputs of the fair value hierarchy.

The Company is engaged primarily in the mineral exploration field and manages related industry risk issues directly.

The Company is potentially at risk for environmental reclamation and fluctuations in commodity based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. There is no certainty that all environmental risks and contingencies have been addressed.

The Company’s primary risk exposures are summarized below:

Credit risk
The Company’s credit risk is primarily attributable to its cash accounts. This risk is managed through the use of major banks which are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to credit risk is on its receivables. Receivables include primarily goods and services tax due from the Federal Government of Canada. Management believes that the Company has no significant concentration of credit risk arising from operations

Liquidity risk
The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet third party liabilities when due. The Company has working capital of $2,091,944 at September 30, 2011. All of the Company’s liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company is dependent on management’s ability to raise additional funds so that it can manage its financial obligations. The ability to raise funds in capital markets is impacted by general market and economic conditions and the commodity markets in which the Company conducts business.

Market risk
(a) Interest rate risk
The Company has cash balances and no interest-bearing debt therefore, interest rate risk is minimal.

(b) Foreign currency risk
The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars: therefore, foreign currency risk is minimal.

14.	NON-CASH TRANSACTIONS
The Company incurred non-cash financing and investing activities during the nine months ended September 30, 2011 as follows:

	September 30, 2011	March 31, 2010
Common shares issued for mineral properties (Note 7)	$57,000	$—
Share purchase warrants issued for mineral property (Note 7)	$3,240,000	$—
Stock-based compensation expense recorded as share issuance costs for finders warrants	$36,592	$—
Stock-based compensation capitalized to mineral properties	$87,500	$—

15.	COMMITMENTS
Effective May 1, 2010, the Company entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)	management fees: $5,000 per month and $4,000 per month

ii)	consulting fees: $3,500 per month effective June 1, 2011 the rate changed to $6,000 per month.

Each of the agreements shall be continuous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the party shall have the right to terminate the agreement, within sixty days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the party the amount of money due and owing to the party hereunder to the extent accrued to the employee to the effective date of termination.

16.	TRANSITION TO IFRS

As a result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted
IFRS in these financial statements, making them the first nine month interim financial statements of the Company under IFRS. The Company previously applied the available standards under previous Canadian GAAP that were issued by the Accounting Standards Board of Canada.

As required by IFRS 1 “First-time Adoption of International Financial
Reporting Standards”, January 1, 2010 has been considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures that were previously reported under previous Canadian GAAP have been restated in accordance with IFRS.

Exemptions applied
The Company has applied the following optional transition exemptions to full retrospective application of IFRS:

IFRS 2 “Share-based payment” – IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities.
A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after

16.	TRANSITION TO IFRS – cont’d

November 7, 2002 that vested before the later of (a) the date of transition to IFRS and (b) January 1, 2005. The Company plans to elect this exemption and will apply IFRS 2 to only unvested stock options as at January 1, 2010 being the transition date.

IFRS 3 “Business Combinations” – IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations prior to the date of transition avoiding the requirement to restate prior business combinations. The Company plans to elect this exemption and as such expects no difference between Canadian GAAP and IFRS on transition for differences in business combination accounting.

IFRS 1 “Deemed Cost” – allows for exploration and evaluation assets costs to be accounted for in cost centres that include all properties in a large geographical area. A first-time adopter using such accounting under previous Canadian GAAP may elect to measure exploration and evaluation assets at the amount determined under the Company’s previous GAAP. The Company plans to elect this exemption and shall continue to test exploration and evaluation assets in the development phases for impairment at the date of transition to IFRS in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources.

Mandatory exceptions applied

IAS 39 “Financial Instruments” the Company has applied the derecognition of financial assets and liabilities	exception requirements prospectively from the transition date. As a result any non-derivative financial	assets or non-derivative financial liabilities derecognized prior to the Transition Date in accordance with pre-	changeover Canadian GAAP have not been reviewed for compliance with IAS 39. The application of this	exemption has no impact on the Company.
The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for	the application of IFRS except where necessary to reflect any difference in accounting policy or where there	was objective evidence that those estimates were in error. No adjustments for estimates have been made.
IAS 27 was applied prospectively from the Transition Date. Total comprehensive income is attributed to the	owners of the parent and the non-controlling interests even if this results in the non-controlling interests	having a deficit balance. No adjustment was required.
Reconciliation to previously reported financial statements

The following tables provide a reconciliation between the amounts previously reported under Canadian GAAP and those anticipated to be reported in accordance with IFRS and related transitional requirements, based on our analysis to date. A summary of each of the noted changes is included in the notes following the reconciliations of the following Consolidated Balance Sheets and Consolidated Statements of Operations and Comprehensive Income for the dates noted below. The anticipated effects of transition from GAAP to IFRS on the cash flow are not material therefore a reconciliation of cash flows has not been presented. The reconciliations and related adjustments have not been audited by the Company’s external auditor.

16.	TRANSITION TO IFRS – cont’d

Consolidated Interim Statement of Financial Position –September 30, 2010
Consolidated Interim Statement of Comprehensive Loss Reconciliation – three months September 30, 2010
Consolidated Interim Statement of Comprehensive Loss Reconciliation – nine months September 30, 2010

Consolidated Interim Statement of Financial Position Reconciled to IFRS (unaudited) as follows:
Effect of
Ref		September 30 2010	Transition to IFRS		September 30 2010
CAN GAAP					IFRS
ASSETS
Current assets
			$
Cash		$788,870		—	$788,870
Receivables		14,143		—	14,143
Marketable securities		—		—	—
Prepaid expenses and deposits		823			823

Total current assets		803,836		—	803,836
Mineral properties and deferred exploration costs		605,767		—	605,767

			$
Total assets		$1,409,603		—	$1,409,603

LIABILITIES
Current liabilities
Trade payables and accrued liabilities		$62,666		—	$62,666

Total current liabilities		62,666		—	62,666

Total liabilities		62,666		—	62,666
Shareholders’ equity (deficit)
Share capital — preferred		604,724		—	604,724
Share capital — common		14,705,609		—	14,705,609
Share subscriptions		—		—	—
Contributed surplus	a	200,844		(53,344)	147,500
Accumulated other comprehensive income		—		—	—
Deficit		(14,164,240)		53,344	(14,110,896)

Total shareholders’s equity		1,346,937		—	1,346,937

Non-controlling interest		—		—	—

Total equity		1,346,937		—	1,346,937
			$
Total liabilities and equity		$1,409,603		—	$1,409,603

16.	TRANSITION TO IFRS – cont’d

Reconciliation to previously reported financial statements – cont’d

The Canadian GAAP Consolidated Statement of Operations and Comprehensive Loss
For the three months ended September 30, 2010 has been reconciled to IFRS (unaudited) as follows:
Three Months Ended		Effect of	Three Months Ended
Ref	September 30 2010	Transition to IFRS	September 30 2010
CAN GAAP			IFRS
EXPENSES
Consulting	$8,409		$8,409
Filing fees	19,466		19,466
Investor relation	8,428		8,428
General and administrative	(5,677)		(5,677)
Management fees (Note 6)	15,000		15,000
Salaries	7,500		7,500
Stock-based compensation	147,500	—	147,500

LOSS BEFORE OTHER ITEMS	(200,626)	—	(200,626)
OTHER ITEMS:
Impairment of mineral property and deferred exploration costs (Note 4)	-		-
Sale of investment gain/(loss)	—		—

NET LOSS FOR THE PERIOD	$(200,626)	$-	$(200,626)

LOSS PER COMMON SHARE — Basic and diluted
From continuing operations	$(0.03)	$—	$(0.03)

Weighted average shares outstanding - Basic and diluted	32,746,730		32,746,730

COMPREHENSIVE LOSS
Net Loss	$(200,626)	$—	$(200,626)
Unrealized gain on marketable securities	—		—

COMPREHENSIVE LOSS	$(200,626)	$-	$(200,626)

16.	TRANSITION TO IFRS – cont’d

Reconciliation to previously reported financial statements – cont’d

The Canadian GAAP Consolidated Statement of Operations and Comprehensive Loss
For the nine months ended September 30, 2010 has been reconciled to IFRS (unaudited) as follows:
Effect of			Nine Months Ended
Ref	Nine Months Ended September 30 2010	Transition to IFRS	September 30 2010
CAN GAAP			IFRS
EXPENSES
Consulting	$32,484		$32,484
Filing fees	37,832		37,832
Investor relation	17,836		17,836
General and administrative	39,042		39,042
Management fees (Note 6)	31,000		31,000
Professional fees	68,359		68,359
Property investigation	1,450		1,450
Salaries	12,500		12,500
Stock-based compensation	147,500	—	147,500

LOSS BEFORE OTHER ITEMS	(388,003)	—	(388,003)
OTHER ITEMS:
Impairment of mineral property and deferred exploration costs (Note 4)	(91,000)		(91,000)
Sale of investment gain/(loss)	96,749		96,749

NET LOSS FOR THE PERIOD	$(382,254)	$-	$(382,254)

LOSS PER COMMON SHARE — Basic and diluted
From continuing operations	$(0.03)	$—	$(0.03)

Weighted average shares outstanding - Basic and diluted	14,788,836		14,788,836

COMPREHENSIVE LOSS
Net Loss	$(382,254)	$—	$(382,254)
Unrealized gain on marketable securities	—		—

COMPREHENSIVE LOSS	$(382,254)	$-	$(382,254)

16.	TRANSITION TO IFRS – cont’d

Reconciliation to previously reported financial statements – cont’d

The following is a summary of the significant accounting differences considered as part of the IFRS transition project and, where appropriate, the preliminary quantification of the adjustments required as of the transition date and for the comparative period. Completion of the final stages of our project may result in the identification of other adjustments or changes to the amounts presented, and such changes may be material.

Asset impairment

Both Canadian GAAP and IFRS require an entity to undertake quantitative impairment testing where there is an indication of impairment. Further there is a requirement under IFRS for the Company to assess whether indicators of impairment exist at the date of transition to IFRS.

Unlike Canadian GAAP, IFRS requires impairment charges to be reversed if circumstances leading to the impairment no longer exist. The Company has no historic impairment charges which could be reversed as of the transition date.

As at the transition date, there were no indications of impairment under IFRS identified by management, therefore no formal quantitative impairment was undertaken.

Adjustments on transition to IFRS:

(a) Share-based payment transactions

On transition to IFRS the Company has elected to change its accounting policy for the treatment of amounts recorded in contributed surplus which relate to stock options which expire unexercised. Under IFRS amounts recorded for expired unexercised stock options will be transferred to deficit on the date of expiry. Previously the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.

Impact on Consolidated Statement of Financial Postion (Unaudited)
	December 31 2010	January 1 2010
Contributed surplus	$(53,344)	$(53,344)
Adjustment to deficit	$53,344	$53,344

A further difference is that IFRS 2 requires that forfeiture estimates are recognized in the period they are estimated and are revised for actual forfeitures in subsequent periods, whereas under the Company’s Canadian GAAP policy forfeitures of awards have been recognized as they occur. On application of the IFRS 1 exemption noted previously, this change in accounting was applied only to unvested awards as of the transition date which there were no unvested awards at that time.

Presentation Adjustments

The following presentation adjustment has been identified by management for the Consolidated Balance Sheet which is Non-controlling interests shall be presented in the Consolidated Statement Of Financial Position within equity, separately from the equity of the owners of the parent.

17. SEGMENTED INFORMATION

The Company operates in two reportable operating segments being that of the acquisition, exploration and development of mineral properties in two geographic segments being Canada $1,573,511 and Greenland $4,020,543.

18. SUBSEQUENT EVENTS

On November 24, 2011, the Company granted to a geologist 100,000 stock options at a price of $0.15 per stock option.